UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

29 October 2025

Quarterly Activities Report

September 2025

Elevra Lithium completed its transformational merger while maintaining a high level of production at NAL.

Merger

•	Sayona Mining Limited and Piedmont Lithium Inc. completed the previously announced merger on 30 August 2025 (AEST) / 29 August 2025 (ET) with overwhelming shareholder support.

•	Concurrent with closing of the merger, the Company completed a $69 million (before costs) placement to Resource Capital Fund VIII, L.P.

•	Following the completion of the merger, the Company was renamed Elevra Lithium Limited and effected a 150-to-1 share consolidation for ordinary shares traded on the Australian Securities Exchange (ASX).

•	The merger enables a unified development strategy across an expanded portfolio of high-quality assets to emerge as the premier North American hard-rock lithium producer.

North American Lithium

•	The September 2025 quarter saw the best safety performance since the restart of operations in 2023.

•	Ore mined of 338,341 wet metric tonnes (wmt) was 7% lower quarter on quarter (QoQ) to align with mill production.

•	Process plant utilisation remained strong at 87%, which was a 6% decline QoQ due to a combination of planned and unplanned downtime compared to the prior quarter in which there was no planned maintenance. The root cause of the unplanned downtime was identified and corrected to prevent a recurrence.

•	Lithium recovery for the quarter was 69%, down 4% QoQ based on a lower feed grade and increased use of the WHIMS (wet high intensity magnetic separators) in response to higher iron content in feed material.

•	Strong spodumene production of 52,003 dry metric tonnes (dmt) at an average grade of 5.2%, down 11% QoQ as a result of lower plant utilisation and recoveries compared to the record levels seen in Q4 FY25. Despite the QoQ reduction, this marked the third best quarterly production since operations began.

•	Spodumene sales were 25,975 dmt for the September 2025 quarter, in line with prior guidance. Sales are deliberately weighted toward the December quarter, with inventory built to facilitate the planned uplift in sales volume which will be delivered into higher priced forward sales prices.

•	The average realised selling price (FOB) increased by 14% to $1,198/dmt (US$784/dmt) versus the prior quarter, reflecting the benefit of improved spot market prices and Elevra's strategy to manage market price risk through forward sales arrangements.

QUARTERLY ACTIVITIES REPORT • September 2025	1

•	Unit operating costs (per tonne sold) for NAL increased 1% QoQ to $1,250/dmt (US$818/dmt) with higher mill costs, reduced concentrate sales volumes and increased inventory.

•	Capital expenditure of $13 million for the quarter remains within guidance and was primarily related to upgrade of the Tailings Storage Facility and other NAL sustaining projects with earth works planned to be completed in summer period.

Growth Projects

NAL Expansion

•	The NAL Expansion Scoping Study outlined a pathway to expand production capacity 55% from 200ktpa (thousand tonnes per annum) to 315ktpa and reduce unit operating costs ~30% (vs. Q1 FY26) to approximately US$562/dmt at an attractive capital cost of approximately US$270 million moving NAL significantly down the cost curve and enabling through-the-cycle profitability.

•	The Scoping Study highlights a compelling uplift in value relative to the base case with post-tax NPV of C$1,284 million (US$950 million)[1] and a 26.4% IRR.

•	Initial environmental baseline studies related to permitting are underway and the Company is working towards a Final Investment Decision in the second half of 2027, resulting in first production in 2029.

Moblan

•	Moblan continues to emerge as one of North America's most strategic and attractive lithium resources following the completion of a 30% increase to the project's JORC-compliant Mineral Resource Estimate (MRE).

•	Baseline environmental field activities resumed during the September quarter.

Ewoyaa

•	Discussions on the revised fiscal terms of the Mining Lease are ongoing with the Ghanaian government, with the final terms to be presented to Ghana's Parliament prior to ratification.

•	Advancement of the project remains contingent on Mining Lease ratification, prevailing market conditions and project financing.

Carolina Lithium

•	Progressed the outstanding air permit application and North Carolina General Stormwater permit.

•	U.S. policy has strengthened following direct government investments in critical minerals projects, underscoring growing federal support for domestic supply chains and providing a positive backdrop for Carolina Lithium's strategic importance.

Corporate

•	The balance of cash and cash equivalents at 30 September 2025 was $148.8 million, a $76.5 million increase over the equivalent balance of $72.3 million at 30 June 2025. Cash increased due to the receipt of $69 million of proceeds raised through the issuance of new shares and $52 million of cash from Piedmont at merger completion (net of Piedmont expenditure from 1 July to 30 August, which included $8 million of merger transaction costs). This was offset by a $12 million operating cash outflow at NAL, primarily driven by adverse working capital movements from inventory build, $13 million in capital expenditure, $10 million outflow from Group operations, and $9 million of merger transaction costs.

•	Elevra reaffirms FY26 production guidance of 195,000-210,000 dmt, FY26 sales guidance of 195,000-210,000 dmt, and unit operating costs (per tonne sold) of $1,175-1,275/dmt.[2]

1 Converted at CADUSD = 0.74 per Scoping Study Results.

2 See “FY26 Guidance” on page 34 of our presentation filed with the ASX on 15 September 2025. All figures AUD unless noted.

QUARTERLY ACTIVITIES REPORT • September 2025	2

Management Commentary

This quarter represented a pivotal stage in Elevra Lithium's evolution, with the successful completion of the Sayona-Piedmont merger, resource upgrades, a study on the NAL Expansion, and continued operational and safety gains at NAL.

The September quarter marked a transformational period for the Company, highlighted by the completion of several major corporate milestones that established a strong foundation for the next phase of growth.

The merger between Sayona Mining and Piedmont Lithium was successfully completed with overwhelming shareholder support. The merger enables a unified development strategy across an expanded portfolio of high-quality assets to emerge as the premier North American hard-rock lithium producer with global scale, a balanced leadership team, and a strong foundation for long-term shareholder value creation.

Following completion of the merger, the conditional capital raise with Resource Capital Fund VIII, L.P. was finalised which provided immediate funding to support near-term growth initiatives and introduced a highly strategic and supportive investor to the shareholder register.

In parallel, the Company completed a corporate rebranding and began trading under the new name Elevra Lithium Limited. A share consolidation was also implemented to simplify the capital structure and align Elevra's profile with its expanded presence in international markets.

Operationally, Elevra continued to deliver progress across its core operational and development assets. Updated Mineral Resource and Ore Reserve estimates were announced for both North American Lithium and Moblan, with both deposits showing material increases following a highly successful drill campaign completed in 2024. These results further reinforce the quality of Elevra's resource base and provide a strong platform for future expansion.

We also released the NAL Expansion Scoping Study, outlining a compelling pathway to increase the annual production capacity at North America's most significant source of existing hard-rock lithium production. The study demonstrates technical and economic potential to enhance value through a capital efficient brownfield development project. Baseline environmental studies related to the expansion are underway and the Company intends to progress the development to enhance our position as North America's leading hard-rock lithium provider.

An expansion is only possible due to the continued operational success at NAL, which is a testament to the focus on process optimisation, operational stability and cost discipline. Despite a modest decline in mill utilisation and recovery, spodumene concentrate production remained strong at 52,003 dmt. Importantly, safety performance improved meaningfully as a result of ongoing processes intended to implement structure and minimise the risk of incidents or accidents.

Sales totalled 25,975 dmt for the quarter at an average realised selling price of $1,198/dmt (FOB).

Looking ahead, Elevra provided FY26 guidance for spodumene concentrate production, sales and unit operating costs and remains on track to deliver within our outlook.

Mr Lucas Dow
Managing Director and CEO

QUARTERLY ACTIVITIES REPORT • September 2025	3

Operational Financial Performance

	Unit	Q1 FY26	Q4 FY25	QoQ Variance	YTD FY26	YTD FY25	YTD Variance
North American Lithium[3]
Ore mined	wmt	338,341	361,883	(7)%	338,341	240,274	41%
Recovery	%	69	73	(4)%	69	67	2%
Concentrate produced	dmt	52,003	58,533	(11)%	52,003	52,141	—
Concentrate grade produced	%	5.2	5.2	—	5.2	5.3	(0.1)%
Concentrate sold	dmt	25,975	66,980	(61)%	25,975	48,992	(47)%
Average realised selling price (FOB)[4]	$/dmt	1,198	1,054	14%	1,198	1,067	12%
Revenue	$M	31	71	(56)%	31	52	(40)%
Unit operating cost sold (FOB)[5]	$/dmt	1,250	1,232	1%	1,250	1,335	(6)%
Group
Cash balance	$M	149	72	106%	149	104	43%
AUD : CAD		$0.9009	0.8864	(2)%	0.9009	0.9136	1%

Health and Safety

The Total Recordable Injury Frequency Rate (TRIFR) decreased during the September 2025 quarter, as Elevra delivered its best safety performance since the restart of operations in 2023 and ended the quarter with 40 consecutive Triple Zero6 days.

No lost time injuries were recorded during the quarter, marking five consecutive months without a lost time injury, and recordable injuries decreased significantly.

The improvement in safety outcomes has been driven by targeted initiatives focused on identifying trends and recurring events, enabling teams to take preventative action before incidents occur. On-site engagement has been strengthened through structured processes that promote proactive and collaborative safety management across teams. These improvements have fostered greater ownership and accountability at all levels in supporting Elevra's continued focus on ensuring the health and well-being of our employees.

3 All figures are reported in 100% terms. Numbers presented may not add up precisely to the totals provided due to rounding.

4 Average realised selling price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec.

5 Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/dmt sold, FOB Port of Québec.

6 Triple Zero refers to the health and safety objective of zero lost time injuries, zero modified duty injuries, and zero medical aid injuries.

QUARTERLY ACTIVITIES REPORT • September 2025	4

ESG and Community Engagement

Elevra progressed several studies required to support the potential NAL expansion and development of Moblan during the September quarter. A series of activities were also launched to complete a self-declaration for the Towards Sustainable Mining initiative, demonstrating a commitment to responsible and sustainable mining practices as outlined by the Mining Association of Canada.

Elevra also finalised an agreement for the restoration of the Double Marsh dike to fully offset fish habitat losses associated with the NAL site reopening. The project is being completed in collaboration with Ducks Unlimited Canada and is intended to support the local community.

North American Lithium

Mining

Ore mined of 338,341 wmt was 7% lower than the previous quarter.

Mine operations during the quarter remained aligned with mill production and were supported by use of existing ore inventories. Ore mined was broadly consistent with the prior period, while a high broken rock inventory at the start of the quarter allowed Elevra to optimise production by reducing drilling and blasting activity to rebalance stockpile levels.

The transition from Phase 2 to Phase 3 mining was completed during the quarter, marking an important milestone in the life of mine plan. Phase 3 features a higher strip ratio due to the historical underground stopes contained within Phase 3, resulting in increased waste movement to access ore. This increase has been accounted for in FY26 guidance.

The feed grade of ore delivered to the ROM stockpile averaged 1.14% Li2O for the quarter, which was slightly below the previous quarter.

Production

Production remained strong at 52,003 dmt of spodumene concentrate at an average grade of 5.2% for the quarter.

The mill processed 341,780 tonnes of ore (down 4% QoQ) at an average feed grade of 1.15% Li2O.

Mill utilisation was 87%, a decline of 6% QoQ largely due to planned shutdowns during the quarter compared to no planned shutdowns in the prior quarter. Some unplanned downtime occurred with power and PLC communication issues in the process plant. The primary cause of these issues was identified and corrected during the quarter.

QUARTERLY ACTIVITIES REPORT • September 2025	5

The Li2O recovery for the quarter was 69%, consistent with levels seen throughout FY25, with continued operational discipline and process optimisation offsetting a reduction in Li2O feed grade and higher iron content.

NAL Global Recovery and Mill Utilisation

Figure 1: NAL Global Recovery and Mill Utilisation

NAL Concentrate Production and Unit Operating Costs

Figure 2: NAL Concentrate Production and Unit Operating Costs (sold)

QUARTERLY ACTIVITIES REPORT • September 2025	6

Sales

NAL revenue was $31 million for the September 2025 quarter, which reflected the planned lower sales volumes partially offset by higher average realised selling prices.

The decrease in revenue resulted from a 61% decrease in spodumene concentrate tonnes sold by NAL following a record June 2025 quarter. Shipments have been deliberately weighted to the December quarter to access higher forward sales prices (see prior guidance on Q1/Q2 sales volumes at ~25%/~75% in ASX release 15 September 2025).

Total spodumene concentrate sold during the September 2025 quarter was 25,975 dry metric tonnes, with one marine cargo departing port during the quarter to a North American customer.

A 14% increase in average realised selling price (FOB) to $1,198/dmt (US$784/dmt) helped to offset the planned reduction in sales volumes. Elevra's strong price realisation came amidst news of supply-side reviews which caused multiple operations to halt production during the September quarter, which improved market conditions and drove lithium prices higher.

A total of 51,041 tonnes of spodumene concentrate finished goods was stockpiled at NAL, in transit or at the Port of Québec as at 30 September 2025, an increase of approximately 26,000 tonnes compared to June 2025. This level of inventory will allow Elevra to execute against the strategy of delivering into higher sales prices through forward sales arrangements in the December quarter.

Costs

Unit operating costs (FOB) for NAL increased 1% Quarter on Quarter to $1,250/dmt sold (US$818/dmt sold) reflecting a decline in tonnes sold, higher mill costs and an increase in inventory.

Total ore mining and waste stripping costs declined 12% QoQ with a reduction in tonnes of ore mined mitigated by an 11% QoQ increase in total material moved due to higher waste stripped and mined.

A 5% increase in ore processing expenditure for the September 2025 quarter was primarily related to planned shutdowns in both the crusher and mill.

In-pit and ROM inventory at the end of the September 2025 quarter was materially lower than the prior quarter while finished goods inventory increased by approximately 100% QoQ to facilitate a significant increase in planned shipments in the December quarter. Elevra has commenced stockpiling additional crushed ore on the ROM pad and crushed ore dome to mitigate potential weather impacts during winter, with the stockpile serving as a buffer between the crushing circuit and the mill.

Unit operating costs per tonne produced (FOB) increased 3% over the quarter to US$760/dmt; reflective of the lower production due to planned shutdowns.

QUARTERLY ACTIVITIES REPORT • September 2025	7

Growth Projects

NAL Brownfield Expansion

NAL Expansion Scoping Study confirms lower costs and strong economic case for expansion of annual production.

On 15 September 2025, Elevra released the NAL Expansion Scoping Study. The study contemplates a brownfield growth opportunity designed to increase throughput and showed improved project economics. The study evaluated an expansion of the process plant feed rate from 4,200 tonnes per day (tpd) to 6,500tpd, delivering an average annual production of approximately 315,000 tonnes of spodumene concentrate at 5.4% Li2O with life of mine recoveries of 71.2%, supported by recent operational efficiencies and process optimisation. The expansion scenario utilised the 30 June 2025 Ore Reserves of 48.6 million tonnes at 1.11% Li2O.

The Scoping Study highlights a compelling uplift in value relative to the base case with post-tax NPV of C$1,284 million (US$950 million)7 and a 26.4% IRR. Initial capital expenditure is estimated at C$366 million (US$270 million)8. Operating costs are projected to decline meaningfully with C1 cash costs of C$759/t (US$562/t)8 and all-in sustaining costs of C$920/t (US$681/t)8, positioning NAL to operate across market cycles.

By leveraging existing site infrastructure, Elevra can pursue an accelerated development schedule while minimising execution risk. Initial environmental baseline studies related to permitting are underway and the Company is working towards a Final Investment Decision in the second half of 2027, resulting in first production in 2029.

7 Converted at CADUSD = 0.74 per Scoping Study Results.

8 Converted at CAD/USD = 0.74

QUARTERLY ACTIVITIES REPORT • September 2025	8

Moblan

In August 2025, an updated Mineral Resource Estimate (MRE) was completed for Moblan which demonstrated a total estimated JORC Measured, Indicated and Inferred Mineral Resource of 121.0 million tonnes @ 1.19% Li2O at a cut-off grade of 0.55% Li2O.

This MRE includes 48.1 million tonnes @ 1.31% Li2O of Ore Reserves, a significant 39% increase compared to the previous estimate release 20 February 2024, which may support higher production and/or longer mine life relative to previous disclosures.

The updated MRE reflects the integration of the drilling results from the 2024 program and reinforces Moblan as one of North America's largest hard-rock resources in a favourable location for future development and operation.

Ewoyaa

Negotiations related to revised fiscal terms of Ewoyaa's Mining Lease are ongoing, and the outcome of the negotiations will be presented to Ghana's Parliament ahead of ratification of the Mining Lease. The revised terms seek to align the fiscal terms of the Mining Lease with lithium market dynamics to ensure that the project creates long-term value for all stakeholders.

Development of Ewoyaa remains subject to ratification of the Mining Lease, prevailing market conditions and attainment of suitable project financing.

Carolina Lithium

During the September quarter, Elevra continued to advance the outstanding Carolina Lithium permits with the relevant North Carolina permitting agencies. The Company maintained its focus on progressing these critical permits while strategically allocating resources to areas where they could deliver the most immediate impact, ensuring efficient use of capital.

The U.S. government's recent investments in major critical mineral projects underline a sustained policy drive to secure domestic supply chains and reinforce the government's willingness to de-risk domestic production. We view this environment as a potential opportunity for Elevra as we focus on providing a secure and reliable source of lithium to meet growing demand.

QUARTERLY ACTIVITIES REPORT • September 2025	9

Corporate

Completed Merger between Sayona Mining and Piedmont Lithium

On 30 August 2025 (AEST), Sayona Mining and Piedmont Lithium completed the merger following the receipt of requisite approval by shareholders of both companies and the satisfaction of all closing conditions. In connection with the merger, holders of Piedmont Lithium common stock and Chess Depositary Interests respectively received American Depositary Shares (ADS) and ASX Ordinary shares in the new company.

A new Board of Directors was established following the successful completion of the merger. Upon formation, the Board comprised directors from both predecessor companies. Four directors, including Managing Director and CEO Lucas Dow, were appointed from Sayona Mining and four directors, including Chair designate Dawne Hickton, were appointed from Piedmont Lithium. The Board was structured to reflect the combination of the two companies and provides a blend of strategic, technical and commercial skills.

Concurrently, the Company completed a previously announced conditional capital raise with Resource Capital Fund VIII, L.P. to raise $69 million (before costs), providing additional funding to support project development and growth initiatives. The merger and capital raise strengthen Elevra's financial position and create a runway to execute against strategic priorities.

Corporate Name Change and Share Consolidation

As the surviving parent company in the merger, Sayona Mining undertook a corporate rebrand to reflect the formation of the new combined entity, Elevra Lithium Limited. As part of this process, Elevra updated its ASX ticker to ELV and NASDAQ ticker to ELVR to align with the new corporate identity.

In conjunction with the name change, Elevra implemented a 150-to-1 share consolidation to rationalise its capital structure and simplify the Company's ADS ratio. Together with the name change, the share consolidation supports a stronger corporate identity and capital framework to position Elevra for future growth.

Cash

Cash and cash equivalents increased by $76.5 million to end the September 2025 quarter at a balance of $148.8 million.

The Group's cash balance at 30 September 2025 was $148.8 million, an increase of $76.5 million versus the prior quarter. Cash increased during the September 2025 quarter due to the injection of capital following the completion of the merger between Sayona and Piedmont, which included $52 million of cash acquired from Piedmont (which is net of $8 million of merger transaction costs incurred by Piedmont) and $69 million raised through the issuance of new shares.

QUARTERLY ACTIVITIES REPORT • September 2025	10

The NAL loss from operations of $2 million was lower than the prior quarter based on the increase in realised pricing and relatively consistent unit operating costs, while NAL saw a net operating cash outflow of $12 million primarily due to a planned build of finished goods inventory.

Elevra also paid $9 million in merger transaction costs and $13 million in capital expenditure in the September 2025 quarter, with the capital expenditure related to upgrading the Tailings Storage Facility and various other NAL sustaining capital projects.

Figure 3: Net cash flows for September 2025 Quarter

Capital Structure

At 30 September 2025, the Company has the following capital structure:

•	168,458,841 ordinary fully paid shares;

•	2,723,613 unquoted options expiring on 31 December 2028;

•	14,897 unquoted options (expiring various dates);

•	1,771,386 unquoted performance rights (expiring various dates).

Announcement authorised for release by Mr Lucas Dow, Managing Director and CEO of Elevra Lithium Limited.

For more information, please contact:

Andrew Barber

Chief Development and Investor Relations Officer

Email: ir@elevra.com

Phone: +61 7 3369 7058

QUARTERLY ACTIVITIES REPORT • September 2025	11

Information

The following information applies to this report:

•	All references to dollars and cents are Australian currency, unless otherwise stated.

•	Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: cost, insurance and freight (CIF); dry metric tonne (dmt); earnings before interest and tax (EBIT); earnings before interest, tax, depreciation and amortisation (EBITDA); free on board (FOB); life of mine (LOM); lithium carbonate (Li2CO3); lithium hydroxide (LiOH); lithium oxide (Li2O); net present value (NPV); run of mine (ROM); thousand tonnes (kt); tonnes (t); and wet metric tonne (wmt).

Forward-Looking Statements

This report may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Elevra Lithium Limited's control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled.

Elevra Lithium Limited undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this report (subject to securities exchange disclosure requirements).

The information in this report does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this report constitutes investment, legal, tax or other advice.

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person's findings are presented have not been materially modified from the original market announcements.

QUARTERLY ACTIVITIES REPORT • September 2025	12

About Elevra Lithium

Elevra Lithium Limited (ASX: ELV; NASDAQ: ELVR; OTCQB: SYAXF) is North America's largest hard-rock lithium producer with a diversified portfolio of high-quality assets across Québec Canada, the United States, Ghana and Western Australia.

Our flagship operation, the North American Lithium (NAL) mine in Québec, Canada has successfully ramped up production of spodumene concentrate, supported by ongoing operational enhancements to increase recovery rates, throughput, and mill utilisation. Following a Mineral Resource upgrade, Elevra completed a Scoping Study for a brownfield expansion to increase NAL’s annual spodumene concentrate production and reduce unit operating costs.

Complementing NAL, the Moblan Lithium Project in northern Québec represents one of the largest undeveloped spodumene resources in North America, with a Mineral Resource of 121 Mt @ 1.19% Li₂O. Development activities are progressing with feasibility studies targeting a large-scale, long-life operation capable of supplying both domestic and international markets.

In Western Australia, Elevra holds an extensive portfolio of lithium and gold tenements, where exploration programs are advancing to unlock additional growth opportunities. Meanwhile, in the United States, our Carolina Lithium Project offers a strategic foothold in the downstream lithium chemicals market and our project in Ghana provides a further option for future growth.

Looking ahead, Elevra is focused on strategic downstream partnerships to enable further value-added lithium production, positioning the Company to deliver a secure, sustainable supply of critical minerals to global customers. Together, these assets establish Elevra as a growth-focused supplier supporting the global energy transition.

For more information, please visit us at www.elevra.com

QUARTERLY ACTIVITIES REPORT • September 2025	13

Appendix

	Unit	Q1 FY25	Q2 FY25	Q3 FY25	Q4 FY25	Q1 FY26
Physicals[9]
Ore mined	wmt	240,274	370,409	322,407	361,883	338,341
Ore crushed	wmt	361,859	342,752	292,962	379,353	349,698
Ore processed	dmt	358,535	342,855	287,782	357,290	341,780
Concentrate produced	dmt	52,141	50,922	43,261	58,533	52,003
Concentrate sold	dmt	48,992	66,035	27,030	66,980	25,975

Unit Metrics
Average realised selling price (FOB)[10]	A$/dmt	1,067	1,054	1,142	1,054	1,198
Average realised selling price (FOB) [10]	US$/dmt	711	686	710	682	784
Unit operating cost sold (FOB)[11]	A$/dmt	1,335	1,280	1,374	1,232	1,250
Unit operating cost sold (FOB)[11]	US$/dmt	894	837	830	791	818

Production Variables
Mill utilisation	%	91%	90%	80%	93%	87%
Recovery	%	67%	68%	69%	73%	69%
Concentrate grade produced	%	5.3%	5.3%	5.2%	5.2%	5.2%

9 All figures are reported in 100% terms. Numbers presented may not add up precisely to the totals provided due to rounding.

10 Average realised selling price is calculated on an accruals basis and reported in $/dmt sold, FOB Port of Québec.

11 Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in $/dmt sold, FOB Port of Québec.

QUARTERLY ACTIVITIES REPORT • September 2025	14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: October 29, 2025	By:	/s/ Dylan Roberts Name: Dylan Roberts
Title: Company Secretary and General Counsel

QUARTERLY ACTIVITIES REPORT • September 2025	15